SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549


                           FORM 6-K

                Report of Foreign Private Issuer


              Pursuant to Rule 13a-16 or 15d-16 of
               the Securities Exchange Act of 1934



                     4 November, 2002


                        BT Group plc
         (Translation of registrant's name into English)


           BT Centre
           81 Newgate Street
           London
           EC1A 7AJ
           England

           (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

               Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



Enclosures: 1. Director Shareholding announcement made on 8 October 2002
            2. Change in Technical Interests announcement made on 8 October 2002
            3. Blocklisting Interim Review announcement made on 9 October 2002
            4. BT sells Cegetel announcement made on 16 October 2002
            5. Change in Technical Interest announcement made on 22 October 2002
            6. Director's interest announcement made on 22 October 2002
            7. BT signs biggest contract announcement made on 4 November 2002

Exhibit No. 1




                                  SCHEDULE 11


          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


1)     Name of company

BT Group plc

 2. Name of Director

Pierre Danon

3) Please state whether notification indicates that it is in respect of holding of the shareholder name in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest.

Director in 2) above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Director in 2) above

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

n/a

6) Please state the nature of the transaction. For PEP transactions please indicated whether general/single co PEP and if discretionary/non discretionary

Vesting of award of shares under the BT Retention Share Plan

7)     Number of shares/amount of stock acquired:

52,585

8)     Percentage of issued class

n/a

9)     Number of shares/amount of stock disposed

21,077

10)     Percentage of issued class

n/a

11)     Class of security

Ordinary shares of 5p each

12)     Price per share

GBP1.68

13. Date of transaction

04 October 2002

14)     Date Company informed

07 October 2002

15)     Total holding following this notification

a. 103,382 ordinary shares - personal holding;

 b. 275,397 ordinary shares under BT Incentive Share Plan - contingent award;
 c. 96,317 shares under BT Group Deferred Bonus Plan and BT Deferred Bonus Plan;
 d. 52,585 shares under BT Retention Share Plan;
 e. Options over 962,580 shares under BT Group Global Share Option Plan.



16)     Total percentage holding of issued class following this notification

n/a

If a director has been granted options by the company please complete the following boxes

17)     Date of grant

n/a

18)     Period during which or date on which exercisable

n/a

19)     Total amount paid (if any) for grant of the option

n/a

20)     Description of shares or debentures involved: class, number

n/a

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

n/a

22. Total number of shares or debentures over which options held following this notification

n/a

23)     Any additional information

The above named Director has technical interests, as at 08 October 2002 under
Section 13 of the Companies Act as follows:

  - A technical interest, together with all employees of BT Group plc in 15,876,189 Ordinary Shares held by the Trustee, The Royal Bank of Scotland Trust Company (Jersey) Limited;

  - A technical interest, together with all employees of BT Group plc in 31,864,749 Ordinary Shares held by Ilford Trustees (Jersey) Limited in respect of contingent awards under executive share plans;

  - A technical interest, together with all employees of BT Group plc in 73,069 Ordinary Shares held in the name of BT Employee Shares Trustees Limited.

  - A technical interest, together with all employees of BT Group plc, in 5522 ordinary shares held in the name of Halifax Corporate Trustees Limited.



24)     Name of contact and telephone number for queries

Graeme Wheatley 020 7356 6372

25) Name of signature or authorised company official responsible for making this notification

Graeme Wheatley

Date of Notification: 08 October 2002

Exhibit No. 2

                                  SCHEDULE 11


          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1)     Name of company

BT Group plc

 2. Name of Director

Sir Christopher Bland

Ben Verwaayen

Ian Livingston

Pierre Danon

Andy Green

Paul Reynolds

3) Please state whether notification indicates that it is in respect of holding of the shareholder name in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest.

Adjustment in technical interest following the vesting of an award

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Ilford Trustees (Jersey) Limited

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

n/a

6) Please state the nature of the transaction. For PEP transactions please indicated whether general/single co PEP and if discretionary/non discretionary

Adjustment in technical interest following the vesting of an award

7)     Number of shares/amount of stock acquired:

n/a

8)     Percentage of issued class

n/a

9)     Number of shares/amount of stock disposed

52,585

10)     Percentage of issued class

n/a

11)     Class of security

Ordinary shares of 5p each

12)     Price per share

n/a

13. Date of transaction

04 October 2002

14)     Date Company informed

07 October 2002

15)     Total holding following this notification

n/a

16)     Total percentage holding of issued class following this notification

n/a

If a director has been granted options by the company please complete the following boxes

17)     Date of grant

n/a

18)     Period during which or date on which exercisable

n/a

19)     Total amount paid (if any) for grant of the option

n/a

20)     Description of shares or debentures involved: class, number

n/a

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

n/a

22. Total number of shares or debentures over which options held following this notification

n/a

23)     Any additional information

The above named Directors have technical interests, as at 08 October 2002 under
Section 13 of the Companies Act as follows:

  - A technical interest, together with all employees of BT Group plc in 15,876,189 Ordinary Shares held by the Trustee, The Royal Bank of Scotland Trust Company (Jersey) Limited;

  - A technical interest, together with all employees of BT Group plc in 31,864,749 Ordinary Shares held by Ilford Trustees (Jersey) Limited in respect of contingent awards under executive share plans;

  - A technical interest, together with all employees of BT Group plc in 73,069 Ordinary Shares held in the name of BT Employee Shares Trustees Limited.

  - A technical interest, together with all employees of BT Group plc, in 5522 ordinary shares held in the name of Halifax Corporate Trustees Limited.

24)     Name of contact and telephone number for queries

Graeme Wheatley 020 7356 6372

25) Name of signature or authorised company official responsible for making this notification

Graeme Wheatley

Date of Notification: 08 October 2002

Exhibit No. 3




                                   SCHEDULE 5

                        BLOCKLISTING SIX MONTHLY RETURN

1. Name of company: BT Group plc


2. Name of scheme:

a. BT Group executive option plans

b. BT Group employee savings related share schemes

3. Period of return:

From:          01 April 2002

To: 30 September 2002

4. Number and class of shares(s)
(amount of stock/debt security)
not issued under scheme

a. 23,294,139

b. 2,443,299

5. Number of shares issued/allotted
under scheme during period

a. 83,450

b. 73,108

6. Balance under scheme not yet issued/allotted at end of period

a. 23,210,689

b. 2,370,191


7. Number and class of share(s)
(amount of stock/debt securities)
originally listed and the date of admission

a. 23,953,179 Ordinary Shares of 5p each listed between 19/12/01 and 22/03/02

b. 2,443,299 Ordinary Shares of 5p each listed between 05/02/02 and 11/02/02.

Please confirm total number of shares in issue at the end of the period in order for us to update our records

8,670,849,554

Contact for queries:

Name: Maria Reeves

Address: pp A4B, BT Centre, 81 Newgate St, EC1A 7AJ


Telephone: 020 7356 5266

Date of Notification: 09 October 2002

Exhibit No. 4


                                                                October 16, 2002

                    BT SELLS CEGETEL STAKE FOR GBP2.5 BILLION

BT today announced that it has agreed to sell its 26 per cent stake in Cegetel Groupe SA to Vodafone for EUR4.0 billion (GBP2.5 billion) in cash.

Sir Christopher Bland, BT's chairman, said: "This is an excellent transaction for BT's shareholders. The price represents a return of around two and a half times our total investment in Cegetel.

"This sale is a further significant step in the de-leveraging strategy laid out at the time of our rights issue last year. We are now close to realising our GBP10 billion net debt target, giving BT one of the strongest balance sheets in the sector. This allows BT to focus on driving our core activities forward."

BT will recognise a profit of approximately GBP1.4 billion on completion of the transaction. The transaction is conditional upon relevant regulatory approvals and is expected to complete before the end of 2002. BT was advised by Rothschild in respect of this transaction.


Notes for Editors:

Cegetel/SFR

Cegetel is the number one alternative fixed line operator in France and holds an 80 per cent interest in SFR, France's number two mobile operator. BT acquired its 26 per cent stake in Cegetel in 1997, and in total has invested GBP1.0bn to date. BT's stake in Cegetel is carried at about GBP180 million in BT's balance sheet and, for the year ending March 31, 2002, BT's share of the profits attributable to its investment in Cegetel was GBP78 million after tax and minority interests. After accounting for goodwill of GBP0.9 billion previously charged to reserves, BT will recognise a profit on the sale of GBP1.4 billion.

The stand-still agreement which prevented an earlier disposal of BT's stake in Cegetel expired on September 24, 2002.

SFR is the second largest mobile operator in France with in excess of 12.6 million subscribers and a 34.5 per cent market share at the end of June 2002. Cegetel holds 80 per cent of SFR, with the remaining 20 per cent held by Vodafone.



Inquiries about this news release should be made to the BT Group Newsroom on its 24-hour number: 020 7356 5369. From outside the UK, dial +44 20 7356 5369.

          All BT group news releases can be accessed at our web site:

                        http://www.btplc.com/mediacentre

Exhibit No. 5


                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1)     Name of company

BT Group plc

 2. Name of Director

Sir Christopher Bland

Ben Verwaayen

Ian Livingston

Pierre Danon

Andy Green

Paul Reynolds

3) Please state whether notification indicates that it is in respect of holding of the shareholder name in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest.

Adjustment in technical interest of the above directors

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Halifax Corporate Trustees Ltd

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

n/a

6) Please state the nature of the transaction. For PEP transactions please indicated whether general/single co PEP and if discretionary/non discretionary

Adjustment in technical interest of the above directors

7)     Number of shares/amount of stock acquired:

Recovery of 3900 BT Group shares by Halifax Corporate Trustees Limited as Trustee of the BT Group Employee Share Investment Plan from awards made to non-eligible individuals.

8)     Percentage of issued class

n/a

9)     Number of shares/amount of stock disposed

n/a

10)     Percentage of issued class

n/a

11)     Class of security

Ordinary shares of 5p each

12)     Price per share

n/a

13. Date of transaction

21 October 2002

14)     Date Company informed

21 October 2002

15)     Total holding following this notification

n/a

16)     Total percentage holding of issued class following this notification

n/a

If a director has been granted options by the company please complete the following boxes

17)     Date of grant

n/a

18)     Period during which or date on which exercisable

n/a

19)     Total amount paid (if any) for grant of the option

n/a

20)     Description of shares or debentures involved: class, number

n/a

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

n/a

22. Total number of shares or debentures over which options held following this notification

n/a

23)     Any additional information

The above named Directors have technical interests, as at 22 October 2002 under
Section 13 of the Companies Act as follows:

  - A technical interest, together with all employees of BT Group plc in 15,876,189 Ordinary Shares held by the Trustee, The Royal Bank of Scotland Trust Company (Jersey) Limited;
  - A technical interest, together with all employees of BT Group plc in 31,864,749 Ordinary Shares held by Ilford Trustees (Jersey) Limited in respect of contingent awards under executive share plans;
  - A technical interest, together with all employees of BT Group plc in 73,069 Ordinary Shares held in the name of BT Employee Shares Trustees Limited.
  - A technical interest, together with all employees of BT Group plc, in 9422 ordinary shares held in the name of Halifax Corporate Trustees Limited.



24)     Name of contact and telephone number for queries

Graeme Wheatley 020 7356 6372

25) Name of signature or authorised company official responsible for making this notification

Graeme Wheatley

Date of Notification: 22 October 2002

Exhibit No. 6



                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1)     Name of company

BT Group plc

 2. Name of Director

Paul Reynolds

3) Please state whether notification indicates that it is in respect of holding of the shareholder name in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest.

Director in 2) above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Halifax Corporate Trustees Limited as Trustee of the BT Group Employee Share Investment Plan.

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

n/a

6) Please state the nature of the transaction. For PEP transactions please indicated whether general/single co PEP and if discretionary/non discretionary

Monthly purchase of shares under the terms of the BT Group Employee Share Investment Plan.

7)     Number of shares/amount of stock acquired:

Purchase of 73 shares at 171p per share.



8)     Percentage of issued class

n/a

9)     Number of shares/amount of stock disposed

n/a

10)     Percentage of issued class

n/a

11)     Class of security

Ordinary shares of 5p each

12)     Price per share

n/a

13. Date of transaction

16 October 2002

14)     Date Company informed

21 October 2002

15)     Total holding following this notification

a. 42,102 ordinary shares - personal holding;

 b. 191,668 ordinary shares under BT Incentive Share Plan - contingent award;
 c. 44,554 shares under BT Group Deferred Bonus Plan;
 d. 36,531 shares under BT Deferred Bonus Plan;
 e. 35,152 shares under BT Executive Share Plan - contingent award;
 f. Options over 4,555 shares under BT Group Employee Sharesave Scheme;
 g. 219 shares under the BT Employee Share Ownership Scheme;
 h. 559 shares under BT Group Employee Share Investment Plan;
 i. Options over 855,620 shares under BT Group Global Share Option Plan.

16)     Total percentage holding of issued class following this notification

n/a

If a director has been granted options by the company please complete the following boxes

17)     Date of grant

n/a

18)     Period during which or date on which exercisable

n/a

19)     Total amount paid (if any) for grant of the option

n/a

20)     Description of shares or debentures involved: class, number

n/a

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

n/a

22. Total number of shares or debentures over which options held following this notification

n/a

23)     Any additional information

The above named Director has technical interests, as at 22 October 2002 under
Section 13 of the Companies Act as follows:

  - A technical interest, together with all employees of BT Group plc in 15,876,189 Ordinary Shares held by the Trustee, The Royal Bank of Scotland Trust Company (Jersey) Limited;
  - A technical interest, together with all employees of BT Group plc in 31,864,749 Ordinary Shares held by Ilford Trustees (Jersey) Limited in respect of contingent awards under executive share plans;
  - A technical interest, together with all employees of BT Group plc in 73,069 Ordinary Shares held in the name of BT Employee Shares Trustees Limited.
  - A technical interest, together with all Employees of BT Group plc, in 9,422 ordinary shares held in the name of Halifax Corporate Trustees Limited.



24)     Name of contact and telephone number for queries

Graeme Wheatley 020 7356 6372

25) Name of signature or authorised company official responsible for making this notification

Graeme Wheatley

Date of Notification: 22 October 2002

Exhibit No. 7



                                                                November 4, 2002


                         BT SIGNS BIGGEST EVER CONTRACT

BT today announced that it has signed one of the largest ever outsourcing contracts in UK corporate history. The deal is a seven year contract worth around EUR1 billion with Unilever to manage and develop the company's entire global communications infrastructure.

Under the contract, Unilever will be provided with a high quality and cost effective communications network for its sites around the globe.

BT will deliver an array of best in class voice, data and mobile services as well as developing new technologies on behalf of Unilever. Unilever will also be able to reduce its current supplier base down to one single partner and will benefit from substantial cost savings.

Andy Green, chief executive officer, BT Ignite, said: "To be selected as Unilever's global partner is fantastic news and a real achievement. This hugely significant win which incorporates around eighty per cent of revenues driven from outside the UK, allows us to strengthen our international footprint and demonstrates the value of our world class network to major players like Unilever."

Martin Armitage, head of Unilever's Global Infrastructure Organisation (GIO), said: "To achieve our path to growth strategic objectives it is essential that Unilever has a high quality and cost effective global network. We look forward to working with BT as it uses its technical expertise and global knowledge to oversee our existing network and introduce appropriate new technology, while driving down costs."

The service will be managed from five regional operating centres including BT's UK state of the art facility in West Malling, in Kent. During the contract, BT will improve service through the aggressive use of convergence and internet services, building on the leading work that Unilever has already started in this area.

A key part of BT's core business is the delivery of managed networks and communications solutions to corporate customers operating in multiple countries.

The contract builds on the existing strong relationship between Unilever and BT's Syntegra systems integration business, which provides advanced messaging and security services to Unilever.

Unilever is one of the world's largest consumer products companies with annual sales of approximately EUR52 billion in 2001. It is a truly global company with operations in almost 100 countries and sales in 180. Unilever employs approximately 270,000 people at 1,400 worldwide sites.

                        --------------------------------

Inquiries about this news release should be made to the BT Group Newsroom on its 24-hour number: 020 7356 5369. From outside the UK, dial +44 20 7356 5369.

          All BT group news releases can be accessed at our web site:

                        http://www.btplc.com/mediacentre

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


BT Group PLC
(Registrant)


By: /s/ Patricia Day
--------------------
Patricia Day, Assistant Secretary. Head of Shareholder Services


Date of filing : 04 November, 2002